August 22, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	CSLM Digital Asset Acquisition Corp III, Ltd

Registration Statement on Form S-1, as amended

Filed on June 18, 2025

File No. 333-288156

Acceleration Request

Requested Date: August 26, 2025

Requested Time: 4:00 p.m., New York Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Cohen & Company Capital Markets, a division of Cohen & Company Securities, LLC, as representative of the several underwriters, hereby joins CSLM Digital Asset Acquisition Corp III, Ltd in requesting that the Securities and Exchange Commission take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-288156) (the “Registration Statement”) to become effective on August 26, 2025, at 4:00 p.m., New York time, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above referenced proposed offering.

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Very truly yours,

COHEN & COMPANY CAPITAL MARKETS,
A DIVISION OF COHEN & COMPANY SECURITIES, LLC

By:	/s/ Jerry Serowik
Name:	Jerry Serowik
Title:	Senior Managing Director; Head of Capital Markets

cc:	Charles Cassel III (CSLM Digital Asset Acquisition Corp III, Ltd)

Alexandria E. Kane (Loeb & Loeb LLP)

Jeffrey Selman, Esq. (DLA Piper LLP (US))

Elena Nrtina, Esq. (DLA Piper LLP (US))

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